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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbridge Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Carlson Parkway, Suite 245
(No. and Street)

Minneapolis (City) MN (State) 55447 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldfarb 612.376.7381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Goldfarb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbridge Financial Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven Goldfarb
Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Minnesota
County of Hennepin

Subscribed and sworn to (or affirmed) before me on this 11 day of January, 2017 by Steven Goldfarb proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public [signature]

ROBERT REINHARD LANGER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/19

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Members
Woodbridge Financial Group, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Woodbridge Financial Group, LLC and Subsidiary as of December 31, 2016, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Woodbridge Financial Group, LLC and Subsidiary's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Financial Group, LLC and Subsidiary as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Woodbridge Financial Group, LLC and Subsidiary's consolidated financial statements. The supplemental information is the responsibility of Woodbridge Financial Group, LLC and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
CURRENT ASSETS		
Cash	$	37,316
Accounts receivable		4,507
Prepaid expenses		7,590
Total Current Assets		49,413
OTHER ASSETS		
Deposits		4,799
Total Other Assets		4,799
Total Assets		54,212
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	5,910
Deferred revenue		15,000
Total Liabilities		20,910
MEMBERS' EQUITY		33,302
Total Liabilities and Members' Equity	$	54,212

See Accompanying Notes to Consolidated Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2016

REVENUES	$	535,000
EXPENSES		
Employee compensation, commissions, and benefits		316,139
Occupancy		64,535
General and administrative		165,525
TOTAL EXPENSES		546,199
OPERATING LOSS		(11,199)
NET LOSS	$	(11,199)

See Accompanying Notes to Consolidated Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2016

BALANCE - January 1, 2016	$	48,011
Capital contributions		148,490
Capital distributions		(152,000)
Net loss		(11,199)
BALANCE - December 31, 2016		33,302

See Accompanying Notes to Consolidated Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(11,199)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(1,029)
Accounts payable and accrued expenses		87
Deferred revenue		15,000
NET CASH FLOWS FROM OPERATING ACTIVITIES		2,859
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions		148,490
Member distributions		(152,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(3,510)
NET CHANGE IN CASH		(651)
CASH - BEGINNING OF YEAR		37,967
CASH - END OF YEAR	$	37,316

See Accompanying Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Woodbridge Financial Group, LLC and subsidiary provides investment banking and financial advisory services to corporate clients. All members experience limited liability to the extent of their capital balance.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Woodbridge Financial Group, LLC and its wholly-owned subsidiary, Woodbridge Oil & Gas, LLC (collectively, the Company). Woodbridge Oil & Gas, LLC was created for the purpose of providing investment banking and financial advisory services to corporate clients specifically in the oil and gas industry. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2016. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed by accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease. Maintenance and repairs are expensed as incurred.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company earns revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the consolidated financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's consolidated statement of operations.

Use of Estimates in Consolidated Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – PROPERTY AND EQUIPMENT

As of December 31, property and equipment consisted of the following:

NOTE 2 – PROPERTY AND EQUIPMENT (continued)

Computers and equipment	32,195
Furniture and fixtures	44,768
Leasehold improvements	25,486
Total	102,449
Less: accumulated depreciation	(102,449)
Property and equipment, net	$ -

NOTE 3 – LEASES

The Company leases its office facility under a non-cancelable operating lease that expires on October 31, 2018. The Company is required to pay its pro rata share of real estate taxes, utilities, insurance, and maintenance of these facilities in addition to rent. Total rental expense was $64,535 for the year ended December 31, 2016. Future minimum payments are $34,113 and $35,140 for 2017 and 2018, respectively.

NOTE 4 – RETIREMENT PLAN

The Company has a 401(k) plan (the Plan) offered to employees meeting certain eligibility requirements as defined in the Plan. The Plan allows employees to contribute a pre-defined portion of salary towards a retirement savings account and provides for an employer match contribution up to 4%. Employer contributions to the Plan were $3,118 for the year ended December 31, 2016.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2016, the Company had net capital of $26,319 which was $11,406 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.27 to 1 as of December 31, 2016.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2016 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6 – MEMBERS' EQUITY

The Company reserves the right to purchase the equity of the other members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Woodbridge Financial Group, LLC and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital					
Total members' equity			$	33,302	
Less: Non-allowable assets					
Account receivable, net		(4,507)			
Prepaid expenes		(7,590)			
Deposits		(4,799)			
Total non-allowable assets				(16,896)	
Net Capital				16,406	
Computation of net capital requirements					
Minimum net capital requirement					
6 2/3 percent of net aggregate indebtedness	$	1,394			
Minimum dollar net capital required	$	5,000			
Net capital required (greater of above)				(5,000)	
Excess net capital			$	11,406	
Aggregate indebtedness			$	20,910	
Ratio of aggregate indebtedness to net capital				1.27 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

Woodbridge Financial Group, LLC and Subsidiary
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Woodbridge Financial Group, LLC and Subsidiary
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Woodbridge Financial Group, LLC and Subsidiary identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Woodbridge Financial Group, LLC and Subsidiary claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Woodbridge Financial Group, LLC and Subsidiary stated that Woodbridge Financial Group, LLC and Subsidiary met the identified exemption provisions throughout the most recent fiscal year without exception. Woodbridge Financial Group, LLC and Subsidiary's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodbridge Financial Group, LLC and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Assertions Regarding Exemption Provisions

We, as members of management of Woodbridge Financial Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Woodbridge Financial Group, LLC

By:

Steven Goldfarb, Chief Executive Officer
February 23, 2016

Woodbridge Financial Group, LLC and Subsidiary
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members
Woodbridge Financial Group, LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Woodbridge Financial Group, LLC and Subsidiary
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

		Amount
Total assessment	$	1,338
SIPC-6 general assessment Payment made on June 28, 2016		(1,263)
Over payment adjustment		(75)
SIPC-7 general assessment		-
Total assessment balance	$	-